

July 26, 2010

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, NY 10055

> **Re:** **Evercore Partners Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 8-K filed on April 20, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed April 26, 2010**
> **File No. 1-32975**

Dear Mr. Walsh:

We have reviewed your response letter dated July 7, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Valuation, page 50

1. We note your response to our prior comment 12. Please clarify your intentions regarding future disclosures. In addition, please provide us, and disclose in future annual and quarterly filings, the percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.

Income Taxes, page 51

2. We note your response to our prior comment 13. Please revise your intended future disclosures to more fully discuss how you considered your historical results

in determining that you will have sufficient future taxable income to realize your deferred tax assets, including quantifying the amount of taxable income required to be earned.

Form 8-K filed on April 20, 2010

3. We note your response to our prior comment 19. Please ensure that you include a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. In this regard, it is unclear to us if us if you intend to include reconciliations for each of the 2009 and 2008 quarterly metrics.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief